

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 20, 2010

William E. Brown
Chairman and Chief Executive Officer
Central Garden & Pet Company
1340 Treat Boulevard
Suite 600
Walnut Creek, CA 64597

> **Re:** **Central Garden & Pet Company**
> **Form 10-K for Fiscal Year Ended September 26, 2009**
> **Filed November 20, 2009**
> **File No. 001-33268**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed December 30, 2009**
> **File No. 001-33268**

Dear Mr. Brown:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Brett Cooper, Esq.
        Orrick, Herrington & Sutcliffe LLP